                                                               PAGE 5 OF 5 PAGES




                                    SIGNATURE





        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             Date:   2/17/98



                                              /s/ S. Scott Crump
                                              ------------------
                                               S. Scott Crump
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*


                                 Stratasys, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   862685 10 4
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                PAGE 1 OF 5 PAGES
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CUSIP NO.     862685 10 4              13G                     PAGE 2 OF 5 PAGES
          --------------------


1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lisa H. Crump

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                              (a) [ ]
                                                              (b) [X]

3)   SEC USE ONLY



4)   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

                 5)  SOLE VOTING POWER
                     359,537
NUMBER OF
SHARES           6)  SHARED VOTING POWER
BENEFICIALLY             -0-
OWNED BY
EACH             7)  SOLE DISPOSITIVE POWER
REPORTING            359,537
PERSON
WITH             8)   SHARED DISPOSITIVE POWER
                         -0-

9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     359,537

10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

     Excludes 359,930 common shares held of record by Ms. Crump's husband. [X]

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.28%

12)  TYPE OF REPORTING PERSON *

     IN

*SEE INSTRUCTION BEFORE FILLING OUT!
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                                                               PAGE 3 OF 5 PAGES

ITEM 1(a).  NAME OF ISSUER:  Stratasys, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 14950 Martin Drive
                 Eden Prairie, MN  55344

ITEM 2(a).  NAME OF PERSON FILING:  Lisa H.  Crump

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

                 14950 Martin Drive
                 Eden Prairie, MN  55344

ITEM 2(c).  CITIZENSHIP:

                 United States.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:  Common Stock, $.01 par value

ITEM 2(e).  CUSIP NUMBER:  862685 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                 Not Applicable

ITEM 4.          OWNERSHIP:

                 (a) Amount Beneficially Owned: Ms. Crump may be deemed to beneficially own 359,537 shares of the Issuer's common stock. These shares are owned of record by Ms. Crump and are shares for which she has sole voting and dispositive power. Ms. Crump disclaims beneficial ownership of 359,930 common shares held of record by her husband S. Scott Crump, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 13 or for any purpose.

                 (b) Percent of Class: Ms. Crump may be deemed to own approximately 6.28% of the Issuer's total common stock outstanding.

                 (c) Number of shares as to which such person has: Reference is made to Numbers 5-8 of the Cover Sheet.

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                 Not Applicable.

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON.

                 Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                 Not Applicable.
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                                                               PAGE 4 OF 5 PAGES


ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                 Not Applicable.

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP.

                 Not Applicable.

ITEM 10.         CERTIFICATION.

                 Not Applicable.
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                                                               PAGE 5 OF 5 PAGES





                                    SIGNATURE





        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              Date: 2/17/98



                                              /s/ Lisa H. Crump
                                              -----------------
                                              Lisa H. Crump